Exhibit 3.1.1

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

OF

COMMERCIAL CAPITAL BANCORP, INC.

The undersigned, being a duly authorized officer of Commercial Capital Bancorp, Inc., a Nevada corporation (the “Corporation”), hereby certifies, pursuant to Section 78.390 of the Nevada Revised Statutes (“NRS”), that:

1. The original Articles of Incorporation of the Corporation were filed with the Secretary of State of the State of Nevada on June 18, 1999, and amended December 22, 2000.

2. The majority of the stockholders holding shares entitled to vote pursuant to Section 78.390 of the NRS, having been presented with a resolution from the board of directors of the Corporation recommending that the Articles of Incorporation of the Corporation be amended to increase the number of authorized shares of common stock, adopted and approved such resolution in its entirety and directed the undersigned officer of the Corporation to file this Certificate of Amendment of the Articles of Incorporation with the Secretary of State.

3. Paragraph (a) of Article Fourth of the Corporation’s Articles of Incorporation is hereby amended and restated in its entirety as follows:

FOURTH: (a) The Corporation is authorized to issue two classes of shares designated “Preferred Stock” and “Common Stock”, respectively. The number of shares of Preferred Stock authorized to be issued is 100,000,000 and the number of shares of Common Stock authorized to be issued is 200,000,000. The par value of the Preferred Stock shall be $.001 per share, and the par value of the Common Stock shall be $.001 per share. Each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation.

4. The foregoing amendments of the Corporation’s Articles of Incorporation have been duly approved by the Corporation’s board of directors and shareholders.

IN WITNESS WHEREOF, I have set my hand this 27th day of May, 2004.

/s/ RICHARD A. SANCHEZ
Richard A. Sanchez, Chief Administrative Officer